June 12, 2009	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 713.229.1234 FAX 713.229.1552	AUSTIN BEIJING DALLAS DUBAI HONK KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Cash

Re:	Westlake Chemical Corporation
Response to SEC Staff Comments sent by a letter dated May 29, 2009

Ladies and Gentlemen:

On behalf of Westlake Chemical Corporation (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated May 29, 2009, regarding the Company’s Form 10-K, filed February 19, 2009, Form 10-Q, filed May 6, 2009 and Definitive Proxy Statement, filed April 8, 2009 (File No. 001-32260).

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company. Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.

Please telephone the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ James H. Mayor
James H. Mayor

June 12, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:      Mr. John Cash

Re:	Acknowledgments Related to Westlake Chemical Corporation’s Response to the Staff’s Comment Letter dated May 29, 2009

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated May 29, 2009 from John Cash, Accounting Branch Chief, with respect to the Form 10-K, filed February 19, 2009, Form 10-Q, filed May 6, 2009 and Definitive Proxy Statement, filed April 8, 2009, of Westlake Chemical Corporation (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ M. Steven Bender
M. Steven Bender
Senior Vice President, Chief Financial Officer and Treasurer

Westlake Chemical Corporation

Memorandum in Response to Staff Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 8, 2009

File No. 001-32260

This memorandum sets forth the responses of Westlake Chemical Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated May 29, 2009 from John Cash, Accounting Branch Chief, with respect to the Company’s Form 10-K, filed February 19, 2009, Form 10-Q, filed May 6, 2009 and Definitive Proxy Statement, filed April 8, 2009 (File No. 001-32260).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 38

Debt, page 39

Comment

1.	Please confirm to us, and revise future filings to clarify, that you were in compliance with the covenants contained in your applicable debt agreements as of December 31, 2008.

Company Response

The Company confirms that it was in compliance with the covenants contained in its debt agreements as of December 31, 2008. Additionally, the Company will disclose in future filings whether it is in compliance with the covenants contained in its applicable debt agreements as of the latest balance sheet date presented.

Critical Accounting Policies, page 41

Long-Term Employee Benefit Costs, page 43

Comment

2.	We note that you identify long-term employee benefit costs as a critical accounting policy. In future filings, please expand your discussion to address the impact that market conditions have had on plan assumptions and the net periodic benefit cost, as well as the potential impact on future operations from a decrease in plan assets, changes in expected return, changes in other assumptions and amortization of any actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation.

Company Response

In future filings, the Company will expand its long-term employee benefit costs discussion to include the impact of market conditions on plan assumptions and the net periodic benefit cost, as well as the potential impact on future operations from a decrease in plan assets, changes in expected return, changes in other assumptions and amortization of any actuarial loss. The Company will also address potential funding requirements relative to its accumulated benefit obligation.

Item 8 – Financial Statements and Supplementary Data, page 45

Note 2 – (Loss) Earnings Per Share, page 57

Comment

3.	In future filings, please disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would be anti-dilutive. See paragraph 40(c) of SFAS 128 for guidance.

Company Response

In future filings, the Company will disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would be antidilutive. Such disclosure will be presented in the following format, as applicable:

Excluded from the computation of diluted earnings per share for the [            ] and [            ] months ended [            ] are options to purchase [            ] and [            ] shares of common stock, respectively. Excluded from the computation of diluted earnings per share for the [            ] and [            ] months ended [            ] are options to purchase [            ] and [            ] shares of common stock, respectively. These options were outstanding during the periods reported but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the shares.

Note 20 – Guarantor Disclosures, page 76

Comment

4.	We note the Parent company generated no sales during the periods presented, yet reflected positive cash flows from operations in certain periods. It is not clear to us how you classified changes in inter-company receivables/payables during the periods or if changes included in operating cash flows should be included in financing cash flows. Please explain to us how you believe your current presentation complies with SFAS 95 or tell us how you intend to revise it in future filings. This comment is also applicable to your Form 10-Q.

Company Response

In future filings, the Company will revise the statement of cash flows in the condensed consolidating financial information in the guarantor disclosures footnote for all periods presented. The Company’s past presentation included changes in certain intercompany accounts as operating cash flows of the parent company. The changes in these intercompany accounts (primarily tax and other liability accounts) will be classified as financing activities in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

Comment

5.	We note that you identify long-lived assets as a critical accounting policy. In future filings, please expand your discussion to address how you consider the events described in paragraph 8 of SFAS 144 particularly as it pertains to recent declines in your sales, gross profits, and earnings during the last two quarters and whether you have performed any assessments of goodwill, intangible assets, and other long-lived assets during the period presented. In addition, please revise your critical accounting policy for long-lived assets in future filings to disclose and discuss the level at which you assess impairment, the material assumptions underlying your impairment analyses, and the potential impact of changes in those assumptions.

Company Response

The Company periodically evaluates long-lived assets for potential impairment. When determining if an impairment assessment is necessary, the Company considers new technological developments, new chemical industry entrants with raw material or other cost advantages, adverse changes associated with the U.S. and world economies, the operational performance of the Company’s business due to the cyclical nature of the chemical industry and uncertainties associated with governmental actions. In future filings, the Company will expand its discussion to address how it considers impairment triggering events vis-à-vis recent declines in the Company’s sales, gross profits and earnings. The Company will further discuss whether any assessments of goodwill, intangible assets and other long-lived assets were performed during the period presented. To the extent that the Company assesses its goodwill and long-lived assets for impairment, it will, in future filings, disclose the level at which it assessed impairment, the material assumptions underlying such analyses and any potential material impact of changes in those assumptions.

In connection with this response, the Company will include the following disclosure in future filings, as applicable:

At [            ], the Company had long-lived assets totaling [$ million]. The Company assesses these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by the Company when determining if an impairment assessment is necessary include the operational performance of the Company’s businesses due to the cyclical nature of the chemical industry, new technological developments, new chemical industry entrants with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies and uncertainties associated with governmental actions.

As a result of [            ] during the [            ] ended [            ], the Company assessed its long-lived assets for impairment. The Company’s impairment tests indicated that its long-lived assets were not impaired. The expected undiscounted future cash flows used for impairment reviews and related fair-value calculations were based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review. A downward trend in estimates of production volumes or prices or an upward trend in costs may result in an impairment of the assets and the recognition of an impairment loss.

Note 7 – Derivative Commodity Instruments, page 9

Comment

6.	In future filings, please clarify the differences between the assets and liabilities included in the fair value disclosures under SFAS 157 and those included in the fair value disclosures under SFAS 161.

Company Response

In future filings, the Company will clarify any differences between the assets and liabilities included in the fair value disclosures under SFAS 157 and those included in the fair value disclosures under SFAS 161.

Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Recent Developments, page 20

Comment

7.	In future filings, please provide more detailed information on the global economic downturn and its impact on your customers and your recent order activity. Since you have had reductions in sales and incurred net losses in the last two quarters, please also address these negative trends, management’s plans to address such trends, any risks or uncertainties related to those plans and the potential consequences if those plans are not successful. Additionally, please expand your liquidity discussion to address the expected impact to current and future cash flows.

Company Response

In future filings, the Company will provide more detailed information on the recent global economic downturn and its impact on the Company’s customers, recent order activity and current and future cash flows. In addition, the Company will discuss management’s plans to address such trends, the risks or uncertainties related to those plans, and the potential consequences if those plans are not successful.

Liquidity and Capital Resources, page 23

Debt, page 24

Comment

8.	It appears from your disclosures that the fixed charge coverage ratio related to your senior notes and revolving credit facility may be your most significant and restrictive covenant. Please confirm or revise future filings accordingly. Additionally, please revise future filings to present the actual fixed charge coverage ratio versus the minimum ratio required as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet this financial covenant. To the extent that you have other significant and restrictive financial covenants, please disclose actual ratios/amounts versus minimum/maximum ratios/amounts required as of each reporting date.

Company Response

The Company confirms that the fixed charge coverage ratio with respect to its senior notes and revolving credit facility is its most significant and restrictive financial covenant. In future filings, the Company will present the actual fixed charge coverage ratio versus the minimum ratio as of the latest balance sheet date presented and provide similar disclosure with respect to any other significant and restrictive financial covenants.

Comment

9.	Please confirm to us, and revise future filings to clarify, that you were in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

Company Response

The Company confirms that it was in compliance with the covenants contained in its debt agreements as of the latest balance sheet date, March 31, 2009. Additionally, the Company will disclose in future filings whether it is in compliance with the covenants contained in its applicable debt agreements as of the latest balance sheet date presented.

Item 4. Disclosure Controls and Procedures

Comment

10.	Please confirm supplementally that your disclosure controls and procedures were effective, without qualification as to “all material aspects”. In future filings, state whether your disclosure controls and procedures are effective or are not effective also without qualification.

Company Response

The Company confirms that, as of March 31, 2009, its disclosure controls and procedures were effective, without qualification as to “all material aspects.” In future filings, the Company will state whether its disclosure controls and procedures are effective or are not effective without qualification as to “all material aspects.”

Definitive Proxy Statement on Schedule 14A filed April 8, 2009

Compensation Discussion and Analysis, page 12

Cash Incentive Plans/Bonuses, page 16

Comment

11.	In future filings, please clarify and describe in greater detail how you calculated the annual cash incentives for each executive officer. For example, for each executive officer quantify as applicable, the target and actual EVA achieved by the company, the target and actual EVA achieved by the relevant business segment, and the formula applied to the EVA. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Company Response

In future filings, the Company will disclose in greater detail how it calculates annual cash incentives for each named executive officer, consistent with the Staff’s comment above. The Company notes that it has recently adopted a new cash bonus plan, which will impact the nature of this disclosure in future filings.

Comment

12.	In future filings, please disclose in greater detail how the EVA (net operating profit after tax less a capital charge) target and actual amounts are calculated. Also disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

Company Response

In future filings, the Company will disclose in greater detail how the EVA target and actual amounts are calculated, whether the measure was adjusted, and, if applicable, how any adjustment was calculated, consistent with the Staff’s comment above. The Company notes that it has recently adopted a new cash bonus plan, which will impact the nature of this disclosure in future filings.

Comment

13.	We note your disclosure that non-financial and individual performance factors are also analyzed to calculate the awards. Please disclose in future filings how individual roles and other performance measures factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

In future filings, the Company will disclose in greater detail how individual roles and other performance measures factor into the compensation amounts disclosed for each named executive officer, consistent with the Staff’s comment above.

Comment

14.	In future filings, please disclose the items of corporate performance that are measured and the target levels under the QIP. Describe in greater detail how the QIP payments were calculated for each executive officer.

Company Response

In future filings, the Company will disclose the items of corporate performance that are measured and the target levels under the QIP and provide greater detail as to how the QIP payments were calculated for each named executive officer, consistent with the Staff’s comment above.